                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K


(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

For the fiscal year ended    December 31, 1998
                          ------------------------

                                    OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     Commission File Number        0-14951
                               --------------

                     BUTLER INTERNATIONAL, INC. 401(k) PLAN
                     --------------------------------------
                              (Full name of plan)


                           BUTLER INTERNATIONAL, INC.
                           --------------------------
             (Exact name of registrant as specified in its charter)


                    MARYLAND                          06-1154321
             --------------------                   --------------
        (State or other jurisdiction of           (I.R.S. Employer
        incorporation or organization)           Identification No.)


                 110 Summit Avenue, Montvale, New Jersey  07645
                 ----------------------------------------------
              (Address of principal executive offices)  (Zip Code)


       Registrant's telephone number, including area code  (201) 573-8000
                                                           --------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X  .   No        .
    -----       ------

BUTLER INTERNATIONAL, INC.
401(k) PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                            Page
                                                                           -----
INDEPENDENT AUDITORS' REPORT                                                 3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31,
1998 and 1997                                                                4

Statement of Changes in Net Assets Available for Benefits for the year
ended December 31, 1998                                                      5

Notes to Financial Statements                                             6-13

SUPPLEMENTAL SCHEDULES:

Item 27a of Form 5500 - Schedule of Assets Held for Investment
Purposes at December 31, 1998                                               14

Item 27d of Form 5500 - Schedule of Reportable Transactions
for the year ended December 31, 1998                                        15

Supplemental schedules not included herein are omitted due to the absence of conditions under which they are required.

EXHIBIT 1 - Independent Auditors' Consent                                   16


INDEPENDENT AUDITORS' REPORT

Trustees
Butler International, Inc.
401(k) Plan
Montvale, New Jersey


We have audited the accompanying statements of net assets available for benefits of the Butler International, Inc. 401(k) Plan ("the Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1998 and (2) reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
-------------------------
Parsippany, New Jersey
June 25, 1999

BUTLER INTERNATIONAL, INC.
401(k) PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
(In thousands)
-------------------------------------------------------------------------------

                                                       1998              1997
                                                     -------           -------
ASSETS:

Investments at fair value / face value (Note F)      $42,888           $33,406
Contributions receivable, employees                      101               600
Contributions receivable, employer                       657               356
Accrued interest                                           -               111
                                                    --------        ----------

          Total Assets                                43,646            34,473
                                                    --------        ----------

LIABILITIES:

Accrued expenses                                          15                17
                                                    --------        ----------

          Total Liabilities                               15                17
                                                    --------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                    $43,631           $34,456
                                                    ========        ==========


See notes to financial statements.

BUTLER INTERNATIONAL, INC.
401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998
(In thousands)
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Contributions from employees                                        $ 9,402
   Contributions from employer                                           1,557
   Investment income                                                       818
   Net realized and unrealized appreciation in
       fair value of investments                                         5,704
                                                                       -------
       Total Additions                                                  17,481
                                                                       -------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions to participants                                         7,967
   Investment and administrative management fees                           339
                                                                       -------
       Total Deductions                                                  8,306
                                                                       -------

NET INCREASE IN NET ASSETS AVAILABLE FOR
   BENEFITS                                                              9,175

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                                    34,456
                                                                       -------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                                         $43,631
                                                                       =======



See notes to financial statements.

BUTLER INTERNATIONAL, INC.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

A.  PLAN DESCRIPTION

  The following description of the Butler International, Inc. 401(k) Plan ("Plan") provides only general information. Participants should refer to the plan document for a more detailed description.

General:

  In November 1989, Butler Service Group, Inc. ("the Company") established the 401(k) Plan which was adopted by its wholly-owned subsidiaries. The Plan is a continuation of the Butler Service Group, Inc. Investment Savings Plan and is designed to provide an incentive for employees of the Company to save regularly through payroll deductions and possible matching contributions by the Company. All employees are eligible to participate in the Plan. The total number of participants with account balances were 2,674 and 2,696 at December 31, 1998 and 1997, respectively.

Contributions:

     A participant in the Plan has the choice of saving on a before-tax basis, by payroll deduction, any amount from 1% to 20% (in whole percentages) of total payroll each payroll period, an "elective deferral contribution." By law, the elective deferral contribution, per participant, under this Plan and all similar plans is limited during any calendar year. In addition, the elective deferral contribution for a highly compensated employee (an employee earning over $80,000 for 1998), during the year relative to the elective deferral contributions of other participants of the Plan could exceed the amount permitted by law. Should this occur, the elective deferral contributions of the highly compensated employees may be reduced during the Plan year to the extent necessary to satisfy the legal limitation or any excess deferral contributions may be recharacterized or refunded after the end of the Plan year. Refunds to highly compensated employees for the Plan years 1998 and 1997 were $312,492 and $293,132, respectively.

  The Company is not required to make any contributions to the Plan, but the Company may decide, at its sole discretion, to make a matching contribution for a Plan year. For any Plan year that the Company decides to make a matching or partial contribution, it will deposit in the BI Stock Fund an amount which will be allocated in proportion to the elective deferral contributions made by the Plan participants for that Plan year. In 1998 and 1997 the Company made contributions of $1,013,865 and $1,073,892, respectively, to the Plan in accordance with a customer contract, which was funded by the customer. In 1998 and 1997, the Company made matching contributions of approximately $543,000 and $328,000, respectively.

     Participants may request changes to their elective deferral contribution rate or discontinue their contributions through the Plan's voice response system. The changes or discontinuance will be effective as soon as it is administratively feasible.

Vesting:

  Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus the actual earnings thereon is based on years of service. A participant is 100 percent vested after six years of service. A participant is 100 percent vested in additional discretional matching contributions after three years.

Investment Options:

  There are currently fifteen investment funds offered under the 401 (K) Plan the Norwest Stable Value Fund, which is a portfolio of assets issued by highly-rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies; the Prudential Intermediate Global Income Fund, which invests primarily in debt issued by the U.S. and foreign governments, and supranational entities; the AIM Balanced Fund, which normally invests between 30% and 70% of assets in equities, and the balance in investment-grade fixed-income securities; the Prudential Stock Index Fund, which normally invests at least 80% of assets in securities on the S&P 500 index; the MFS Emerging Growth Fund, which normally invests 80% of assets in common stocks of small and medium-size companies; the Alliance Quasar Fund, which pursues aggressive investment policies and invests primarily in equity securities; the Templeton Foreign Fund I, which invests primarily in stocks and debt securities of companies and governments outside of the U.S.; the Butler International Stock Fund, which is a qualified employer security under ERISA; the Prudential Government Income Fund, which invests at least 65% of assets in U.S. government securities and 20% of assets in high quality money market instruments; the Prudential High Yield Fund, which normally invests at least 80% of assets in fixed-income securities rated below A but no lower than B and up to 20% of assets in U.S. dollar-denominated foreign-debt securities; the Fidelity Advisor Growth Opportunities Fund, which invests at least 65% of assets in equity securities of companies that management believes have long-term growth potential and fixed income securities; the Prudential Equity Fund, which invests primarily in common stocks of major, established corporations and also preferred stocks, convertibles, debt securities, and up to 30% in foreign issues; the Fidelity Advisor

Strategic Opportunities Fund, which invests at least 65% of assets in equities of companies believed by management to involve a special situation and up to 30% of assets in foreign securities; the Prudential World Global A, which invests primarily in domestic and foreign common stocks, and preferred stocks, rights, warrants, convertibles, bonds and other debt securities; and the Seligman Henderson Global Smaller Company Fund, which normally invests at least 65% of assets in equities by small to medium sized companies domiciled in at least three countries, including the U.S. , as well as 25% in preferred stocks and investment grade debt that offer capital appreciation potential.

Payment of Benefits:

  Participants may withdraw funds while employed only from accounts in which they are fully vested after attaining age 59 1/2. Prior to attaining age 59 1/2 a withdrawal may be made for financial hardship. Only one withdrawal may be requested during any Plan year for reasons other than financial hardship. The minimum amount available for a withdrawal is $500. If the participant has an outstanding loan, the amount of funds available for withdrawal may be limited.
A participant will have a 100% vested interest in all accounts upon retirement at or after age 65, in the event of a permanent disability or in the event of death prior to termination of employment. Upon termination of employment, the value of the vested accounts will be paid in a lump sum.

Participant Loans:

  Participants may borrow up to 50% of the vested portion of their account balance, subject to a maximum of $50,000. Only one loan will be granted at a time and must be repaid in full before another loan can be requested. The minimum loan amount is $1,000. Loans are subject to an interest. The current interest rate is Prime plus 1%. Loans must be repaid within such period as agreed to by the participant and the Plan's administrative committee, up to a maximum of five years. However, if the loan is made for the purchase or construction of the participants principal place of residence, the repayment period may be longer than five years. Repayments will normally be made through payroll deductions.

Plan Termination:

  Although the Company has not expressed any intent to do so, in the event the Plan is terminated, all participants will be 100% vested in all their accounts and benefits will be payable strictly under the terms of the Plan. Benefits under defined contribution plans of the 401(k) type are not insured by the Pension Benefit Guaranty Corporation.


B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accompanying financial statements are prepared on the accrual basis of accounting and are presented in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA").

  Plan investments are stated at fair value as determined by quoted market prices. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

C.  BENEFITS PAYABLE

  The amounts payable to the Plan participants who have terminated or withdrawn from the plan were $1,384,244 and $1,273,758 at December 31, 1998 and 1997,
respectively.

D.  TAX STATUS

  The Internal Revenue Service has determined that the Plan is a qualified plan under Section 401(a) of the Code with an associated trust exempt from tax under
Section 501(a). The most recent favorable letter of determination on the qualified status of the Plan was issued by the Internal Revenue Service ("IRS") on April 22, 1996. The Plan sponsor and the Plan's tax counsel believe that the Plan as currently designed and operated is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, there is no provision for income taxes in the financial statements.

E.  ADMINISTRATION OF PLAN ASSETS

  Through June 1998, contributions were held and managed by PaineWebber, Inc. ("the trustee"), which invests cash received, interest and dividend income and makes distributions to participants. The trustee also administers the payment of interest and principal on the participant loans. Effective June 1998, the Plan trustee was changed to the Prudential Bank and Trust Company.

  Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain plan administration expenses are borne by the Plan.

F. PLAN INVESTMENTS
(in thousands except share data)

    Plan investments are summarized as follows:
                                                         December 31,
                                                 ----------------------------
                                                    1998              1997
                                                 -----------      -----------
Fixed Income Fund:
  Norwest Stable Value Fund 65                     $9,059            $    -
  Fixed Income Fund - Certificates of
     deposit at fair value                              -             8,922
  PW Retirement Money Fund                              -               139
  Loans to participants                               267               232
                                                   ------            ------
Total Fixed Income Fund                             9,326             9,293
                                                   ------            ------

Balanced Fund:
  AIM Balanced Fund A                               4,546                 -
  Equity Account - US Government
     obligations at fair value                          -               600
  Equity Account - Stocks & Bonds
     at fair value                                      -             2,847
  Sansom Money Market Portfolio                         -               261
  Loans to participants                                63                58
                                                   ------            ------
    Total Balanced Fund                             4,609             3,766
                                                   ------            ------

Mid to Large Cap Equity Fund:
  Fidelity Advisor Growth Opportunities Fund        3,252                 -
  Equity Account - Stocks
     at fair value                                      -             1,410
  PaineWebber Cashfund                                  -               141
  Loans to participants                                27                 9
                                                   ------            ------
Total Mid to Large Cap Equity Fund                  3,279             1,560
                                                   ------            ------
Small to Mid Cap Equity Fund:
  MFS Emerging Growth Fund                          8,995                 -
  Equity Account - Stocks
     at fair value                                      -             8,892
  Sansom Money Market Portfolio                         -               593
  Loans to participants                               156               165
                                                   ------            ------
Total Small to Mid Cap Equity Fund                  9,151             9,650
                                                   ------            ------
International Fund:
  Templeton Foreign Fund I                          3,279                 -
  Equity Account - Stocks
     at fair value                                      -             2,504
  Sansom Money Market Portfolio                         -               269
  Loans to participants                                51                35
                                                   ------           -------
    Total International Fund                        3,330             2,808
                                                   ------           -------
Large Cap Equity Fund:
  Prudential Stock Index Fund                       1,491                 -
  Equity Account - Stocks
     at fair value                                      -               234
  Cash                                                  -                 9
  Loans to participants                                 9                 1
                                                   ------           -------
    Total International Fund                        1,500               244
                                                   ------           -------

    Butler International ("BI") - Stock Fund:
      BI Common Stock at fair value,
      391,975 shares at December 31, 1998
      and 334,934 shares at December 31, 1997             10,363         5,862
    Cash and cash equivalents                                 43            29
    Loans to participants                                    187           113
                                                          ------        ------
    Total BI - Stock Fund                                 10,593         6,004
                                                          ------        ------
    Other Equity Funds:
      Prudential High Yield Fund                               6             -
      Fidelity Advisor Strategic Opportunities Fund            6             -
      Seligman Henderson Global Small Company Fund             5             -
      Prudential Equity Fund A                                 4             -
      Alliance Quasar Fund                                     2             -
      Prudential World Fund, Inc. Global Series                2             -
      Prudential Government Income Fund                        2             -
      Prudential Intermediate Global Income Fund               1             -
      Loans to participants                                    -             -
                                                          ------        ------
    Total Other                                               28             -
                                                          ------        ------

    Distribution Account:
      PW Retirement Money Fund                                 -            81
      Cash                                                 1,072             -
                                                          ------        ------
    Total Distribution Account                             1,072            81
                                                          ------        ------
    Total Investments, at fair value/contract value      $42,888       $33,406
                                                         =======       =======

                                                              Year Ended
                                                              December 31,
                                                                 1998
                                                              ------------

  Net realized and unrealized appreciation
    (depreciation) in investments:
      US government obligations                                $    30
      Certificates of deposit                                       59
      Equity investments                                         5,615
                                                               -------
         Total                                                 $ 5,704
                                                               =======

  Investment income:
      Interest                                                     520
      Dividends                                                    298
      Cash in lieu of fractional shares                              -
                                                               -------
                                                                   818
                                                               =======

G.  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND
(in thousands)

                                                         Fidelity                                              Pru.      Pru.
                                    Norwest     Aim      Advisor     MFS     Templeton    Pru.               Intermed.  World
December 31, 1998                   Stable    Balanced    Growth   Emerging   Foreign     Stock     Butler    Global     Fund
-----------------                    Value      Fund     Opport.    Growth     Fund       Index     Stock     Income    Global
                                    -------  ----------  --------  --------  ---------  ---------  --------  ---------  ------
Assets:
  Net investments, at fair
    value/face value                $9,326      $4,609    $3,279    $9,151     $3,330     $1,500   $10,593    $     1      $2

  Cash and cash equivalents               -           -         -         -          -          -         -          -       -
  Contributions receivable:
    Employees                            19          12        14        16          8         14        15          -       -
    Employer                            260          58        29        68         37         15       189          -       -
                                    ------------------------------------------------------------------------------------------
                  Total Assets        9,605       4,679     3,322     9,235      3,375      1,529    10,797          1       2
                                    ------------------------------------------------------------------------------------------
Liabilities:
  Accrued expenses                        4           2         1         3          2          -         3          -       -
                                    ------------------------------------------------------------------------------------------
                  Total Liabilities       4           2         1         3          2          -         3          -       -
                                    ------------------------------------------------------------------------------------------
   Net assets available
     for benefits                    $9,601      $4,677    $3,321    $9,232     $3,373     $1,529   $10,794    $     1      $2
                                    ==========================================================================================

                                                            Seligman                                  Fidelity
                                                    Pru.     Hender.      Pru.     Pru.               Advisor
December 31, 1998                                  High    Global Sm.  Equity A   Govern.   Alliance  Strategic  Distrib.
                                                  Yield     Company      Fund    Income     Quasar    Opport.   Account      Total
                                                  ------    ------      ------   ------     ------  ---------   -------    -------
Assets:
  Net investments, at fair
    value / face value                          $    6      $    5    $    4    $    2     $    2     $    6   $     -    $41,816
  Cash and cash equivalents                          -           -         -         -          -          -     1,072      1,072
  Contributions receivable:
    Employees                                        1           1         1         -          -          -         -        101
    Employer                                         -           -         -         -          -          1         -        657
                                             --------------------------------------------------------------------------------------

                          Total Assets               7           6         5         2          2          7     1,072     43,646
                                             --------------------------------------------------------------------------------------
Liabilities:
  Accrued expenses                                   -           -         -         -          -          -         -         15
                                             --------------------------------------------------------------------------------------
                          Total Liabilities          -           -         -         -          -          -         -         15
                                             --------------------------------------------------------------------------------------

 Net assets available
  for benefits                                  $    7      $    6    $    5    $    2     $    2     $    7   $ 1,072    $43,631
                                            ======================================================================================

G.  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND
(in thousands)

                                                                     Mid to    Small to
December 31, 1997                                 Fixed   Balanced  Large Cap  Mid Cap    Int'l   Large Cap    BI-    Distrib.
-----------------                      Income     Fund      Fund       Fund     Fund      Fund      Stock   Account    Total
                                      -------  --------  ---------  --------  -------  ---------  -------  --------  --------
Assets:
  Net investments, at fair
  value / face value                  $9,154    $3,505     $1,419    $9,057   $2,539       $235   $5,975       $ -   $31,884
  Cash and cash equivalents              139       261        141       593      269          9       29        81     1,522
  Contributions receivable:
    Employees                            122        94         90       144       66          6       78         -       600
    Employer                             155        28         11        46       21          -       95         -       356
  Accrued interest                       111         -          -         -        -          -        -         -       111
                                   ------------------------------------------------------------------------------------------
                Total Assets           9,681     3,888      1,661     9,840    2,895        250    6,177        81    34,473
                                   -------------------------------------------------------------------------------------------
Liabilities:
  Accrued expenses                        6         2          1         6        2          -        -         -        17
                                   -------------------------------------------------------------------------------------------

                Total Liabilities         6         2          1         6        2          -        -         -        17
                                   -------------------------------------------------------------------------------------------

Net assets available
  for benefits                       $9,675    $3,886     $1,660    $9,834   $2,893       $250   $6,177       $81   $34,456
                                   ===========================================================================================

H. STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND Year Ended December 31, 1998
(in thousands)

                                                            Fidelity                                                Pru.      Pru.
                                       Norwest      Aim      Advisor      MFS     Templeton    Pru.               Intermed.  World
                                        Stable   Balanced    Growth    Emerging    Foreign     Stock    Butler     Global     Fund
                                        Value      Fund      Opport.    Growth       Fund      Index     Stock     Income    Global
                                       --------  ---------  ---------  ---------  ----------  -------  ---------  ---------  ------
Additions:
  Contributions from employees         $ 1,803    $ 1,265     $1,312    $ 2,062     $   867    $  442   $ 1,477          $1      $2
  Contributions from employer              507        111         47        134          77        18       662           -       -
  Investment income                        419        151         32        127          73         9         4           -       -
  Net realized and unrealized
    appreciation (depreciation)
    in investments                         105        429        396        887         547       174     3,166           -       -
                                      ----------------------------------------------------------------------------------------------
                   Total Additions       2,834      1,956      1,787      3,210       1,564       643     5,309           1       2
                                      ----------------------------------------------------------------------------------------------
Deductions:
  Distributions to participants              -          -          3          -           2         2         -           -       -
  Investment management  and
   administrative fees                      (2)        50         14        114          39         6         9           -       -
                                      ---------------------------------------------------------------------------------------------
                   Total Deductions         (2)        50         17        114          41         8         9           -       -
                                     ----------------------------------------------------------------------------------------------
  Net Transfers                         (2,910)    (1,115)      (109)    (3,698)     (1,043)      644      (683)          -       -
                                     ----------------------------------------------------------------------------------------------
  Net increase in assets                   (74)       791      1,661       (602)        480     1,279     4,617           1       2

  Net assets available for
    benefits, beginning of year          9,675      3,886      1,660      9,834       2,893       250     6,177           -       -
                                    ------------------------------------------------------------------------------------------------
  Net assets available for
    benefits, end of year              $ 9,601    $ 4,677     $3,321    $ 9,232     $ 3,373    $1,529   $10,794          $1      $2
                                    ================================================================================================

H. STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND - Continued Year Ended December 31, 1998
(in thousands)

                                                   Seligman                                         Fidelity
                                        Pru.        Hender.        Pru.        Pru.                  Advisor
                                        High      Global Sm.     Equity A     Goverm.   Alliance    Strategic   Distrib.
                                       Yield       Company        Fund        Income     Quasar      Opport.     Account     Total
Additions:
  Contributions from employees           $7           $6           $5           $2          $2         $6       $  143     $ 9,402
  Contributions from employer             -            -            -            -           -          1            -        1,557
  Investment income                       -            -            -            -           -          -            3          818
  Net realized and unrealized
    appreciation (depreciation)
    in investments                        -            -            -            -           -          -            -        5,704
                                  -------------------------------------------------------------------------------------------------
       Total Additions                    7            6            5            2           2          7          146       17,481
                                  -------------------------------------------------------------------------------------------------

Deductions:
  Distributions to participants           -            -            -            -           -          -        7,960        7,967
  Investment management and
    administrative fees                   -            -            -            -           -          -          109          339
                                  -------------------------------------------------------------------------------------------------
     Total Deductions                     -            -            -            -           -          -        8,069        8,306
                                  -------------------------------------------------------------------------------------------------
  Net Transfers                           -            -            -            -           -          -        8,914           -
                                  -------------------------------------------------------------------------------------------------
  Net increase in assets                  7            6            5            2           2          7          991        9,175

  Net assets available for
    benefits, beginning of year           -            -            -            -           -          -           81       34,456
                                  -------------------------------------------------------------------------------------------------
  Net assets available for
    benefits, end of year                $7           $6           $5           $2          $2         $7       $1,072      $43,631
                                  =================================================================================================

BUTLER INTERNATIONAL, INC.
401(k) PLAN

ITEM 27a OF FORM 5500 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 1998
(In thousands except share data)

                                         Maturity   Current Value/
                              Interest  date/ # of       Face
Description                     Rate      Shares        Value        Cost
----------------------------  --------  ----------  --------------  -------

Cash and Cash Equivalents:
  Cash                                              $       1,115   $      1,115
                                                    ==============   ===========
Investments in Common Stocks:
Butler International, Inc.              391,975     $      10,363   $      7,277
                                                    =============   ============


Loans to Participants:
Loans to Participants    7%-10.25%    1/99-9/27     $         760   $        760
                                                    =============   ============
Investments in Mutual Funds:
  Norwest Stable Value Fund             344,135     $       9,059   $      9,014
  MFS Emerging Growth Fund              201,696             8,995          8,408
  AIM Balanced Fund A                   161,024             4,546          4,366
  Templeton Foreign Fund A              390,799             3,279          3,274
  Fidelity Advisor Growth
     Opportunities Fund                  64,728             3,252          3,230
  Prudential Stock Index Fund Z          54,066             1,491          1,424
  Prudential High Yield Fund A              775                 6              6
  Fidelity Advisor Strategic
     Opportunity Fund T                     234                 6              6
  Seligman Henderson Global Small
     Company Fund                           363                 5              5
  Prudential Equity Fund A                  223                 4              4
  Alliance Quasar Fund                       77                 2              2
  Prudential World Fund, Inc. Global
     Series                                 103                 2              2
  Prudential Government Income Fund A       170                 2              2
  Prudential Intermediate Global
      Income Fund                           129                 1              1
                                                    -------------   ------------
                                                    $      30,650   $     29,744
                                                   ==============   ============

BUTLER SERVICE GROUP, INC.
401(K) PLAN

ITEM 27d of FORM 5500 - SCHEDULE OF REPORTABLE
TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998

-------------------------------------------------------------------------------------------------------------------
                                                   Number                                         Current
                                                       of    Purchase     Selling     Cost of    Value on  Net Gain
Asset Description                            Transactions       Price       Price       Asset  Trans Date     (Loss)
-----------------                            ------------  ----------  ----------  ----------  ----------  --------

Single transactions in excess of 5% of Plan assets:
Cross Country Bank CD                                       2,000,000           -   2,000,000   2,000,000         -
Prudential Moneymart Asset Fund                             2,521,976           -   2,521,976   2,521,976         -
Prudential Moneymart Asset Fund                             2,479,719           -   2,479,719   2,479,719         -
Prudential Moneymart Asset Fund                             2,794,340           -   2,794,340   2,794,340         -
Prudential Moneymart Asset Fund                             8,089,998           -   8,089,998   8,089,998         -
Prudential Moneymart Asset Fund                             3,311,787           -   3,311,787   3,311,787         -
Prudential Moneymart Asset Fund                                     -   2,499,725   2,499,725   2,499,725         -
Prudential Moneymart Asset Fund                                     -   9,312,901   9,312,901   9,312,901         -
Prudential Moneymart Asset Fund                                     -   4,024,170   4,024,170   4,024,170         -
Prudential Moneymart Asset Fund                                     -   3,150,298   3,150,298   3,150,298         -
Prudential Moneymart Asset Fund                                     -   8,617,014   8,617,014   8,617,014         -
Prudential Moneymart Asset Fund                                     -   3,315,857   3,315,857   3,315,857         -
Norwest Stable Value Fund 65                                8,769,604           -   8,769,604   8,769,604         -
MFS Emerging Growth Fund A                                  8,230,789           -   8,230,789   8,230,789         -
Aim Balanced Fund A                                         4,228,585           -   4,228,585   4,228,585         -
Templeton Foreign Fund A                                    3,191,493           -   3,191,493   3,191,493         -
Fidelity Advisors Growth Opportunities                      3,078,088           -   3,078,088   3,078,088         -

Series of transactions in excess of 5% of Plan assets:

PW Retirement Money Fund                              132   5,870,778           -   5,870,778   5,870,778         -
PW Retirement Money Fund                               97           -   6,119,309   6,119,309   6,119,309         -
Sansom Money Market Portfolio                         110           -   5,267,493   5,267,493   5,267,493         -
Sansom Money Market Portfolio                         158   4,420,991           -   4,420,991   4,420,991         -
Butler International Common Stock                      53   1,970,170           -   1,970,170   1,970,170         -
LaSalle National Bank                                  37           -   3,414,259   3,414,259   3,414,259         -
Cross Country Bank CD                                   2   2,500,000           -   2,500,000   2,500,000         -
Cross Country Bank CD                                   2           -   2,500,000   2,500,000   2,500,000         -
Prudential Moneymart Asset Fund                       115           -  34,821,871  34,821,871  34,821,871         -
Prudential Moneymart Asset Fund                       154  34,822,662           -  34,822,662  34,822,662         -
CAT Accumlated Trust                                  166           -   8,743,322   8,743,322   8,743,322         -
CAT Accumlated Trust                                  191   8,743,878           -   8,743,878   8,743,878         -
Norwest Stable Value Fund 65                            6   8,994,749           -   8,994,749   8,994,749         -
MFS Emerging Growth Fund A                              7   8,400,588           -   8,400,588   8,400,588         -
Aim Balanced Fund A                                     5   4,360,078           -   4,360,078   4,360,078         -
Templeton Foreign Fund A                                6   3,271,207           -   3,271,207   3,271,207         -
Fidelity Advisors Growth Opportunities                  6   3,225,896           -   3,225,896   3,225,896         -

                                                                  EXHIBIT 1

INDEPENDENT AUDITORS' CONSENT
-----------------------------

We consent to the incorporation by reference in Registration Statements No. 333-69799, No. 69801, No. 333-22263, No. 33-58481 and No. 33-87012 on Form S-8,
Registration Statement No. 33-59427 on Form S-3 and Post-Effective Amendment No. 4 to Registration Statement No. 33-58278 on Form S-2 of our report dated June 25, 1999 appearing in the Annual Report on Form 11-K of the Butler International, Inc. 401(k) Plan for the year ended December 31, 1998.


/s/ Deloitte & Touche LLP
-------------------------
Parsippany, New Jersey
June 25, 1999

                                  SIGNATURES

  Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                           BUTLER INTERNATIONAL, INC.
                           --------------------------
                                  (Registrant)



June 29, 1999                                  By:   /s/ Michael C. Hellriegel
                                               -------------------------------
                                                    Michael C. Hellriegel
                                                    Senior Vice President
                                                    and Chief Financial Officer